UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 13, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒ Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐ No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐ No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐ No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SUZANO PAPEL E CELULOSE S.A.	FIBRIA CELULOSE S.A.

Publicly-Held Company with Authorized Capital CNPJ/MF No. 16.404.287/0001-55 NIRE 29.3.0001633-1 | CVM Code No. 13986	Publicly-Held Company CNPJ/MF No. 60.643.228/0001-21 NIRE 35.300.022.807 | CVM Code No.12793

MATERIAL FACT

São Paulo, September 13, 2018 - Suzano Papel e Celulose S.A (“Suzano”) (B3: SUZB5| NYSE:SUZBY) and Fibria Celulose S.A. (B3: FIBR3 | NYSE: FBR) (“Fibria” and collectively with Suzano, the “Companies”), in compliance with article 157, paragraph 4 of Law No. 6,404/1976, as amended (“Brazilian Corporation Law”), and Instruction No. 358, dated as of January 3, 2002 of the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários - “CVM”), as amended, and in addition to the information disclosed by the Companies in the Material Fact released on August 9th, 2018, hereby jointly inform its shareholders, the market in general and other interested parties that, on the date hereof, the Extraordinary Shareholders’ Meetings (“ESM”) of Suzano and Fibria approved all the matters related to the corporate reorganization for the combination of operations and shareholders bases of Suzano and of Fibria (“Transaction”).

As previously disclosed, the completion of the Transaction remains subject to the compliance with the conditions precedent, including the approval by the competition authorities in Brazil and abroad. The Companies will maintain the market and its shareholders informed of the implementation of each condition precedent.

Pursuant to the applicable law, the Transaction will not entitle Suzano’s shareholders to withdrawal rights since none of its stages qualify within the events set forth in articles 137 and 252, paragraph 2, of the Brazilian Corporation Law.

Notwithstanding, in accordance with articles 137 and 252, paragraph 2, of the Brazilian Corporation Law, if the Transaction is completed, the merger of Fibria’s shares into Eucalipto Holding S.A. will entitle the holders of shares issued by Fibria to the withdrawal right. The withdrawal right shall be assured to Fibria’s shareholders that uninterruptedly hold Fibria’s shares from the date of execution of the Protocol and Justification (July 26, 2018) until the Transaction Completion Date, and that did not vote favorably to the merger of Fibria’s shares, abstained or did not attend Fibria’s ESM, and that expressly state their intention to exercise the withdrawal right within a period of thirty (30) days counted as of the publication of the minutes of Fibria’s ESM which the Transaction. The amount to be paid as reimbursement to Fibria’s dissenting shareholders shall be equivalent to the shareholders’ equity value of Fibria’s share as of December 31, 2017, according to Fibria’s financial statements approved at the Annual Shareholders’ General Meeting dated as of April 27, 2018, which corresponds to twenty-six Reais and thirty-six cents (R$ 26.36) per share, without prejudice to the right to drawing up a special balance sheet.

Additional information will be disclosed, individually or jointly, to the market in a timely manner and in compliance with the applicable laws.

São Paulo, September 13, 2018.

SUZANO PAPEL E CELULOSE S.A. Marcelo Feriozzi Bacci Executive Finance and Investor Relations Officer	FIBRIA CELULOSE S.A. Guilherme Perboyre Cavalcanti Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO